SI 18005399

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Mail Processing Received

FEB 28 2018

WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICG Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 South College Street, Suite 1610

(No. and Street)

Charlotte	NC	28244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Degenshein 360-833-1484

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Upton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICG Capital Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of North Carolina
County of Mecklenburg
Subscribed and sworn to (or affirmed) before me on this 26 day of February 2018 by Scott G Upton proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public J. Brian Braun.

TABLE OF CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of ICG Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ICG Capital Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ICG Capital Securities, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
New York, New York
February 24, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

ICG CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
CURRENT ASSETS		
Cash	$	258,980
Accounts receivable - trade		2,567
Prepaid expenses		6,234
Accounts receivable - member		12,220
TOTAL CURRENT ASSETS		280,001
FIXED ASSETS, net		2,806
OTHER ASSETS		
Refundable deposits		4,617
TOTAL OTHER ASSETS		4,617
TOTAL ASSETS	$	287,424
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade	$	8,090
Accrued expenses		1,529
Accrued payroll		155
Accrued profit sharing		54,000
Deferred rent		1,298
TOTAL CURRENT LIABILITIES		65,072
LONG-TERM LIABILITIES		
Deferred rent		3,031
TOTAL LONG-TERM LIABILITIES		3,031
TOTAL LIABILITIES		68,103
MEMBER'S EQUITY		
Member's equity		219,321
TOTAL MEMBER'S EQUITY		219,321
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	287,424

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ICG Capital Securities, LLC (the "Company") was formed as a North Carolina limited liability company in October 2013 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). The Company is in the business to sell private place offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, commissions and other related income to or from other Broker/Dealers. The Company received its approval for FINRA membership on April 2, 2014.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution located in Charlotte, North Carolina. Generally, balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account including all certificate of deposit and money market accounts. At times during the year, the Company maintained a balance in excess of the FDIC limit. As of December 31, 2017, the Company had less than $9,000 in uninsured cash balances.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Management has determined collectability of accounts receivable is reasonably assured. The Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older. The Company does not deem an allowance necessary as of December 31, 2017.

Property and Equipment

Property and equipment are stated at cost. For financial reporting, depreciation is computed using the straight-line method and the Modified Accelerated Cost Recovery System is used for tax purposes. The following are the useful lives of assets by category:

Office and computer equipment	5-7 years
Furniture and fixtures	5-7 years

Revenue Recognition

Revenues from contingent based services are recognized when the contingency no longer exists; typically, when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

S Corporation – Income Tax Status

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liability for federal income taxes has been included in the financial statements.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – LEASED FACILITIES

In November 2015, the Company entered into a new office lease. The new lease is for five (5) years and three (3) months commencing November 5, 2015 and ending February 28, 2021. The monthly rent started at $2,308 and is scheduled to escalate to $2,598 per month in December 2019. For 2017, total rent expense was $27,526. The following reflects the future minimum lease payments required under the new lease for future fiscal years:

2018	$ 29,469
2019	30,350
2020	31,180
2021	5,197
Total	$ 96,196

NOTE C – PROPERTY AND EQUIPMENT

The Company reported $370 of depreciation expense for 2017. Property and equipment are depreciated over a five to seven year useful life and consists of the following as of December 31, 2017:

Office furniture and computer equipment	$ 3,508
Less: Accumulated depreciation	(702)
Total fixed assets, net	$ 2,806

NOTE D –REGULATORY REQUIRMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

NOTE E – CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or liabilities divided by 15 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, may change from day to day, but as of December 31, 2017, were as follows:

Net capital $190,877
Excess net capital $185,877
Net capital ratio (ratio of indebtedness to capital) 0.36 to 1

NOTE F – COMMITTMENT AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2017, or during the year then ended.

NOTE G – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017, or during the year then ended.

NOTE H – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE I – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

ICG Capital

ICG CAPITAL SECURITIES, LLC

Financial Statements

as of and for the year ended

December 31, 2017

and

Report of Independent Registered Public Accounting Firm

Public